Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 16 DATED APRIL 15, 2013

TO THE PROSPECTUS DATED JULY 12, 2012

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated July 12, 2012 as supplemented by Supplement No. 1, dated August 1, 2012, Supplement No. 2, dated August 13, 2012, Supplement No. 3, dated September 4, 2012, Supplement No. 4, dated September 10, 2012, Supplement No. 5, dated October 1, 2012, Supplement No. 6, dated November 1, 2012, Supplement No. 7, dated November 14, 2012, Supplement No. 8, dated December 3, 2012, Supplement No. 9, dated December 21, 2012, Supplement No. 10, dated January 3, 2013, Supplement No. 11, dated January 30, 2013, Supplement No. 12, dated February 1, 2013, Supplement No. 13, dated March 1, 2013, Supplement No. 14, dated March 22, 2013 and Supplement No. 15, dated April 1, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the following new risk factor:

If you purchase shares prior to, or in, a transaction or series of transactions that entitle our Dealer Manager to a “primary dealer fee,” you will experience dilution in the NAV of your shares as a result of the payment of the fee.

We intend to enter into an amendment to our dealer manager agreement to provide that we will pay our Dealer Manager an additional form of underwriting compensation in the form of a “primary dealer fee” in connection with certain sales of Class I shares in the primary offering. We currently expect the maximum primary dealer fee to be up to 4.5% of up to $300 million in gross proceeds raised from the sale of Class I shares in the primary offering, or $13.5 million, although this arrangement has not been finalized and the maximum primary dealer fee could be greater than this amount. The primary dealer fee will be paid by us and will not be considered a class-specific expense. Accordingly, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares. After this primary dealer fee arrangement, we may enter into subsequent amendments to our dealer manager agreement to provide for additional primary dealer fee payments. If you purchase shares prior to, or in, a transaction or series of transactions that entitle our Dealer Manager to a “primary dealer fee,” you will experience dilution in the NAV of your shares as a result of the payment of the fee.